Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated December 19, 2008)	Registration No. 333-155235

31,162,272 Shares

Common Stock

This prospectus supplement No. 3 supplements the prospectus, dated December 19, 2008 (the “Prospectus”), relating to the possible issuance of 31,162,272 shares of common stock of DuPont Fabros Technology, Inc (the “Redemption Shares”) to certain holders of units of limited partnership interest in DuPont Fabros Technology, L.P. upon tender of those units for redemption pursuant to their contractual rights and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in the Prospectus and subsequent supplements thereto, including this prospectus supplement No. 3. We will not receive any cash proceeds from the issuance of the Redemption Shares to unitholders who tender units for redemption or from any subsequent sale of the Redemption Shares by such unitholders. We will, however, acquire units from any such redeeming unitholders, which will consequently increase our percentage ownership interest in DuPont Fabros Technology, L.P.

This prospectus supplement should be read in conjunction with, is qualified by reference to and must be accompanied by, the Prospectus, except to the extent that the information in this prospectus supplement supersedes any information contained in the Prospectus.

We are the sole general partner of DuPont Fabros Technology, L.P., our operating partnership. The units that may be redeemed were issued as part of our formation transactions that were effected on October 24, 2007 in connection with our initial public offering. We registered the issuance of shares of our common stock to permit unitholders to sell such shares without restriction in the open market should such holders elect to redeem their units. However, the registration of shares of our common stock does not necessarily mean that any unitholders will elect to redeem their units or that, if any unitholders do elect to redeem their units, they will sell the shares of our common stock received upon redemption. Also, we may, in our sole and absolute discretion, elect to acquire some or all units from a tendering unitholder in exchange for cash rather than issuing shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “DFT.” On February 2, 2010, the last reported sale price of our common stock on the NYSE was $17.34. Our corporate offices are located at 1212 New York Avenue, Suite 900, Washington, DC 20005 and our telephone number is (202) 728-0044.

See “Risk Factors” beginning on page 5 of the Prospectus and included in our periodic reports filed with the Securities and Exchange Commission for certain risk factors to consider before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement No. 3. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 3 is February 3, 2010.

SELLING STOCKHOLDERS

The information in the table below should be considered in addition to the information appearing under the heading “Selling Stockholders” in the Prospectus dated December 19, 2008, as supplemented to date.

Each of the selling stockholders may from time to time offer and sell, pursuant to the Prospectus and any accompanying prospectus supplement, post-effective amendment or filing we make with the SEC under the Exchange Act that is incorporated by reference in the Prospectus, the common shares set forth opposite his, her or its name in the table below under the heading “Common Shares Offered in the Resale Offering.”

The following table sets forth information, as of February 3, 2010, with respect to the selling stockholders and the number of shares of common stock that would become beneficially owned by each selling stockholder should we issue shares of our common stock to such selling stockholder and that may be offered pursuant to the Prospectus and any accompanying prospectus supplement upon redemption of the OP units. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders are not required to redeem their OP units, nor are we required to issue common shares (as opposed to paying cash) to any selling stockholder who does elect to redeem OP units. To the extent we do issue common shares upon redemption, the selling stockholders may offer all, some or none of the common shares shown in the table. Because the selling stockholders may offer all or some portion of the common shares, we have assumed for purposes of completing the last two columns in the table that all common shares offered hereby will have been sold by the selling stockholders upon termination of sales pursuant to the Prospectus and any accompanying prospectus supplement. In addition, since the date on which they provided the information, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their OP units or common stock in transactions exempt from the registration requirements of the Securities Act. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements, post-effective amendments or in filings we make with the SEC under the Exchange Act which are incorporated by reference in the Prospectus if and when necessary.

Additional selling stockholders not named in the Prospectus or this prospectus supplement will not be able to use the Prospectus for resales until they are named in the selling stockholder table by prospectus supplement, post-effective amendment or in a filing we make with the SEC under the Exchange Act which is incorporated by reference in this prospectus. Transferees, successors and donees of identified selling stockholders will not be able to use the Prospectus or this prospectus supplement for resales until they are named in the selling stockholders table by prospectus supplement, post-effective amendment or in a filing we make with the SEC under the Exchange Act which is incorporated by reference in the Prospectus. If required, we will add transferees, successors and donees by prospectus supplement, post-effective amendment or in a filing we make with the SEC under the Exchange Act which is incorporated by reference in the Prospectus in instances where the transferee, successor or donee has acquired its shares from holders named in the Prospectus or prospectus supplement after the effective date of the Prospectus.

Name of Selling Stockholder	Common Shares Beneficially Owned Prior to Completion of the Redemption Offering	Common Shares Beneficially Owned After Completion of the Redemption Offering	Common Shares Offered in the Resale Offering	Common Shares Beneficially Owned After Completion of the Resale Offering (1)	Percentage of Outstanding Common Shares Beneficially Owned After Completion of the Resale Offering (1) (2)
The Aspen Institute, Inc.	0	8,000	8,000	0	*

*	Less that 1%.
(1)	To the extent that a holder of OP units redeems his, her or its OP units and we elect to redeem such OP units for shares of our common stock and the holder decides to sell such stock, these columns assume that the selling stockholder sells all common shares offered in the Resale Offering pursuant to this prospectus supplement.
(2)	Based on 42,371,084 common shares outstanding as of January 31, 2010.